August 1, 2025

Larry Choi
Chief Executive Officer
Rainbow Capital Holdings Limited
No. 710, 7/F, Wing On House
No. 71 Des Voeux Road Central
Central, Hong Kong

       Re: Rainbow Capital Holdings Limited
           Amendment No. 4 to Registration Statement on Form F-1
           Filed July 8, 2025
           File No. 333-284975
Dear Larry Choi:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 2, 2025 letter.

Amendment No. 4 to Registration Statement on Form F-1
Risk Factors
The PRC government may exert significant oversight
CSRC filing for provision of IPO sponsorship, page 17

1. Please revise to include a separate risk factor, with its own subheading, discussing the risks to you associated with the CSRC filing provisions for IPO sponsorship and underwriting services. In your risk factor, please clarify the conduct that could give rise to a violation as stipulated by Article 24 of the Trial Measures. We note your disclosure that it is a risk that your operating subsidiary could be in violation of the undertakings that your operating subsidiary made to the CSRC. Please clarify the undertakings made so that investors may assess the risk.
 August 1, 2025
Page 2

Regulations
The Trial Measures, page 108

2. We note your disclosure that you have fulfilled your obligations under Articles 20 and
       21 and have made your initial filing under Article 21 to the CSRC and have made your annual reports. Please advise as to the type of information that you are required to file with the CSRC in your original filing, as well as the annual reports. In this regard, we note your disclosure that you must update the CSRC within 10 working days in case of changes of details previously filed. Please describe what information would constitute a change that would require you to update your original filing, including if you would be required to make a filing if one of your IPO clients had a material change related to their offering.
3. Please clarify if you have to file a new report when you assist a client with sponsor or underwriting services for a new offering.
Examination and Verification, page 109

4. We note your disclosure that, according to Article 20 of the Trial Measures, securities companies and law firms should make thorough examination and verification of the
       CSRC filing documents for overseas securities offering and listing by the PRC domestic companies. Please clarify what is meant by "securities companies." Please address if Article 20 requires you to comply with, or help your clients comply with, any additional Articles outside of Articles 20, 21, 24, 26 and Supporting
       Guidelines 2 and 5.
       Please contact Shannon Davis at 202-551-6687 or Robert Klein at 202-551-3847 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Alex Weniger-Araujo